UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

NASDAQ, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

631103108

(CUSIP Number)

Thoma Bravo, L.P.

110 N. Wacker Drive, 32nd Floor

Chicago, IL 60606

Attention: Gerald T. Nowak

Telephone: (312) 254-3300

With a copy to:

Kirkland & Ellis LLP

300 N. Lasalle Street

Chicago, IL 60654

Attention: Bradley C. Reed, P.C., Michael P. Keeley, P.C.

Telephone: (312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l (f) or 13d-l(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS Adenza Parent, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 85,608,414
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 85,608,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,608,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.84%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAME OF REPORTING PERSONS Thoma Bravo UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 85,608,414
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 85,608,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,608,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.84%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

ITEM 1. Security and Issuer

The class of equity security to which this Statement on Schedule 13D (“Statement”) relates is the voting common stock, par value $0.01 per share (the “Common Stock”), of Nasdaq, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 151 W. 42nd Street, New York, New York 10036. Percentages in this Statement are calculated assuming 576,964,570 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 3, 2023.

As of November 1, 2023, as reflected in this Statement, the Reporting Persons beneficially owned that number of shares of Common Stock set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

ITEM 2. Identity and Background

ITEM 2. (a) – (c) and (f)

This Statement is being filed jointly, pursuant to a joint filing agreement filed herewith, by the following (collectively, the “Reporting Persons”):

i.	Adenza Parent, LP, a Delaware limited partnership (“Adenza Parent”); and

ii.	Thoma Bravo UGP, LLC, a Delaware limited liability company (“Thoma Bravo UGP”).

Thoma Bravo UGP is the ultimate general partner of certain investment funds affiliated with Thoma Bravo UGP (the “Thoma Bravo Funds”), and the Thoma Bravo Funds and certain unaffiliated investors are limited partners of Adenza Parent.

The Reporting Persons have entered into a joint filing agreement, dated as of November 3, 2023, a copy of which is attached hereto as Exhibit 99.1.

The principal address of each of the Reporting Persons is c/o Thoma Bravo, L.P. (“Thoma Bravo”), 110 N. Wacker Drive, 32nd Floor, Chicago, IL 60606. Thoma Bravo is a private equity investment firm, and the principal business of each of the Reporting Persons is to facilitate the investments of Thoma Bravo.

ITEM 2. (d) – (e)

During the last five years, neither of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

On November 1, 2023, pursuant to that certain Agreement and Plan of Merger dated as of June 10, 2023 attached hereto as Exhibit 99.2 (the “Merger Agreement”), by and among the Issuer, Argus Merger Sub 1, Inc., Argus Merger Sub 2, LLC, Adenza Holdings, Inc. (“Adenza”) and Adenza Parent, Adenza Parent acquired 85,608,414 shares of Common Stock and cash consideration in exchange for Adenza Parent’s equity in Adenza. By virtue of the relationships described in Item 2, Thoma Bravo UGP may be deemed to beneficially own shares of Common Stock directly owned by Adenza Parent.

ITEM 4. Purpose of Transaction

The Reporting Persons continuously evaluate the businesses and prospects of the Issuer and its subsidiaries, and all other factors deemed relevant in determining whether additional securities of the Issuer or its subsidiaries will be acquired by the Reporting Persons or by other accounts or funds associated with the Reporting Persons or whether the Reporting Persons or any such other accounts or funds will dispose of Common Stock.

Except as otherwise disclosed herein, the Reporting Persons currently have no plans or proposals which would relate to or would result in any of the matters described in Items 4 (a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law and any limitations in the definitive agreement described in Item 6 herein, may formulate a plan with respect to such matters, and from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer or its subsidiaries, other shareholders of the Issuer and its subsidiaries or other third parties regarding such matters.

ITEM 5. Interest in Securities of the Issuer

(a) – (b) The percentages of beneficial ownership in this Statement are based on an aggregate of 576,964,570 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 3, 2023.

The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

Adenza Parent is the direct holder of 85,608,414 shares of Common Stock, which shares may be deemed to be beneficially owned by Thoma Bravo UGP.

(c) Except for the transactions described in this Statement, including those described in Item 3 above, there have been no transactions in Common Stock that were effected during the past sixty days by the Reporting Persons.

(d) – (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Statement is hereby incorporated herein by reference.

Stockholders’ Agreement

On November 1, 2023, in connection with the closing of the Transaction, the Issuer, Adenza Parent and Thoma Bravo, an affiliate of the Reporting Persons, entered in that certain Stockholders’ Agreement, dated as of November 1, 2023 and attached hereto as Exhibit 99.3 (the “Stockholders’ Agreement”), pursuant to which Adenza Parent and Thoma Bravo agreed to certain restrictions on the transfer of their shares of Common Stock and were granted the right to nominate one director to the board of directors of the Issuer for so long as Thoma Bravo and its affiliates continue to beneficially own at least ten percent (10%) of the shares of Common Stock outstanding as of the date of the Stockholders’ Agreement.

The amounts reported in this Statement will reflect certain shares held directly by Holden Spaht, Thoma Bravo’s representative on the board of directors of the Issuer, which may be received in respect of his service on the Issuer’s board of directors and which continue to be held by Mr. Spaht for the benefit of Thoma Bravo. Pursuant to the operative agreements among Thoma Bravo and the Thoma Bravo Funds, any securities issued to Thoma Bravo-affiliated persons serving as directors of portfolio companies, such as the Issuer, are held for the benefit of Thoma Bravo, and proceeds received by Thoma Bravo from such securities will ultimately result in a reduction in the management fee payable by the Thoma Bravo Funds. As of the date of this Statement, Mr. Spaht has not received any shares of the Issuer.

Registration Rights Agreement

On November 1, 2023 in connection with the closing of the Transaction, the Issuer and Adenza Parent entered into that certain Registration Rights Agreement, dated as of November 1, 2023 and attached hereto as Exhibit 99.4 (the “Registration Rights Agreement”), pursuant to which Adenza Parent and certain of its affiliates were granted customary registration rights to, among other things, require the Issuer to register, at its expense, shares of Common Stock.

*****

The foregoing descriptions of the Merger Agreement, Stockholders’ Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as exhibits to this Schedule 13D and are incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits

99.1	Joint Filing Agreement, dated November 3, 2023, by and among the Reporting Persons (filed herewith).

99.2	Agreement and Plan of Merger, dated as of June 10, 2023, by and among Nasdaq, Inc., Argus Merger Sub 1, Inc., Argus Merger Sub 2, LLC, Adenza Holdings, Inc. and Adenza Parent, LP. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 12, 2023).

99.3	Stockholders’ Agreement, dated November 1, 2023, by and among Nasdaq, Inc., Adenza Parent, LP and Thoma Bravo, L.P. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 3, 2023).

99.4	Registration Rights Agreement, dated November 1, 2023, by and among Nasdaq, Inc. and Adenza Parent, LP (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 3, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2023

Adenza Parent, LP

/s/ Holden Spaht
By: Holden Spaht
Title: Vice President

Thoma Bravo UGP, LLC

/s/ Holden Spaht
By: Holden Spaht
Title: Managing Partner